Exhibit 99.6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim condensed consolidated financial statements and the related notes to those statements included as Exhibit 99.5 to this Report on Form 6-K, or this Report, submitted to the Securities and Exchange Commission, or the SEC, on October 13, 2022. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and notes thereto, and the section entitled “Risk Factors,” each of which appear in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 7, 2022, or our Annual Report.

We present our unaudited interim condensed consolidated financial statements in accordance with International Accounting Standard 34, “Interim Financial Reporting” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

We maintain our books and records in U.S. dollars and unless specified all monetary amounts are in U.S. dollars. All references to “U.S. dollars,” “$,” “US$” and “USD” mean United States dollars and all references to “CHF” mean Swiss francs. Unless otherwise indicated or the context otherwise requires, all references to “VectivBio,” “VectivBio Holding,” the “Company,” “we,” “our,” “us” or similar terms refer to VectivBio Holding AG and its consolidated subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

Company Overview

We are a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of life-transforming medicines for patients living with severe rare conditions for which there is a significant unmet medical need. We are led by an experienced management team with a strong track record in the biotechnology and pharmaceutical industry. Our goal is to become a leading, patient-centric, fully integrated global rare disease company. Our current product pipeline is focused on rare gastrointestinal, or GI, metabolic disorders, and we intend to in-license or acquire additional transformational, differentiated rare disease assets.

We were founded in 2019 through a spin-off, or the Spin-off, of the GLP-2 analog apraglutide program, or the Apraglutide Business, from the rare-disease focused company Therachon Holding AG following its acquisition by Pfizer, for an upfront payment of $340 million and additional milestone payments of up to $470 million. We have raised approximately $164 million in private financings from leading biotechnology investors. Our ordinary shares began trading on the Nasdaq Global Market on April 9, 2021, and we have received aggregate gross proceeds from public offerings of our ordinary shares of approximately $188 million.

Recent Developments

Recent developments disclosed in our unaudited interim condensed consolidated financial statements include the following transaction:

Kreos Loan: On October 12, 2022, we entered into an amendment to our note financing agreement, or the Amended Loan, with Kreos Capital VI (UK) Limited, or Kreos.

The total amount of borrowings available under the Amended Loan remains unchanged from the EUR equivalent of up to USD 75.0 million in borrowing capacity that was provided under the master loan line in the original loan. The master loan line is comprised of two loan facilities, of which the EUR equivalent of USD 18.75 million is a convertible loan line, or the Convertible Loan, and the EUR equivalent of USD 56.25 million is a term loan line, or the Term Loan, each of which may be drawn down in tranches as follows:

(i)	Loan A: Convertible Loan – EUR equivalent of USD 12.5 million; Term Loan – EUR equivalent of USD 37.5 million; and

(ii)	Loan B: Convertible Loan – EUR equivalent of USD 6.25 million; Term Loan – EUR equivalent of USD 18.75 million.

Loan A has been extended and will be available for drawdown until May 31, 2024. Loan B has been extended and will be available for drawdown until June 30, 2024. Contemporaneously with execution of the Amended Loan, we delivered to Kreos drawdown requests under Loan A for an aggregate amount equal to the EUR equivalent of USD 10 million. Under the Amended Loan, we must deliver to Kreos further drawdown requests under Loan A for an aggregate amount equal to the EUR equivalent of USD 10 million by September 30, 2023. The Amended Loan also contains certain repayment fees and granted Kreos the right to receive additional warrants on prepayment of borrowings.

Basis of Preparation, Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our unaudited interim condensed consolidated financial statements as of and for the six-months ended June 30, 2022, which we have prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all the information required in annual financial statements in accordance with IFRS as issued by the IASB and should be read in conjunction with the consolidated and carve-out financial statements for the years ended December 31, 2021, 2020, and 2019 approved on April 6, 2022.

The Group’s significant accounting policies are set out in Note 2 to the consolidated and carve-out financial statements as of and for each of the years ended December 31, 2021, 2020 and 2019 and conform with IFRS as issued by the IASB, except for the following new standards and amendments to standards published by the IASB, which are effective for annual periods beginning on or after January 1, 2022.

The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year, which affect the reported amounts of assets and liabilities, as well as of revenues and expenses. Actual outcomes and results could differ from those estimates and assumptions.

Recent Accounting Pronouncements

See Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere in this Report for a description of recent accounting pronouncements applicable to our unaudited interim condensed consolidated financial statements.

Components of Results of Operations

Revenues

AKP Partnering Agreement

On March 30, 2022, we entered into a partnering agreement, or the Partnering Agreement, with Asahi Kasei Pharma Corporation, or AKP. Under the Partnering Agreement, we granted an exclusive license to AKP, with the right to sublicense in multiple tiers, to develop, commercialize and exploit products derived from the Company’s lead product candidate, apraglutide, within the territory of Japan.

Pursuant to the terms of the Partnering Agreement, the Company received an upfront payment of JPY 3,000 million ($24.6 million at date of agreement) and a payment of JPY 600 million related to development activities ($4.9 million at date of agreement). The Company is further eligible to receive payments of JPY 1,000 million related to development activities ($8.2 million at date of agreement) and to receive up to a possible total of JPY 20,000 million ($164.1 million at date of agreement) for development, regulatory and commercialization milestones. The Company will also receive a cost-plus manufacturing mark-up and tiered royalties of up to a mid-double-digit percentage on product sales continuing until the later of (i) expiration of regulatory exclusivity in Japan, or (ii) expiration of the last valid patent claim that provides exclusivity to apraglutide in Japan, or the Royalty Term. The Partnering Agreement will terminate upon the expiration of the Royalty Term.

We do not generate any revenues from product sales and do not expect to generate any revenues from the sale of products in the near future. If our development efforts for apraglutide or other product candidates that we may develop in the future are successful and result in marketing approval, we may generate revenues in the future from product sales.

Operating Expenses

Research and Development Expenses

Our research and development activities primarily consist of preclinical research, clinical trials, the production of the materials used in our preclinical studies and clinical trials, regulatory activities and intellectual property activities to protect our trade secrets and know-how. Research and development expenses include, among others, employee compensation, including salary, fringe benefits and share-based compensation; regulatory expenses and activities related to the development of our product candidate pipeline and depreciation expense for assets used in research and development activities.

We recognize expenditures on research and development activities as an expense in the period in which they are incurred.

An internally-generated intangible asset arising from research and development is capitalized to the extent that all of the following can be demonstrated:

•	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•	the intention to complete and the ability to use or sell the asset;

•	how the asset will generate future economic benefits;

•	the availability of resources to complete the asset; and

•	the ability to measure reliably the expenditure during development.

Where no internally-generated intangible asset can be recognized, development expenditure is recognized in the income statement in the period in which it is incurred. To date, our intangible assets are not subject to amortization.

We expect our research and development expenses to increase for the foreseeable future as we seek to advance the development of the products we have in the pipeline. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our products. We are also unable to predict when, if ever, net cash inflows will commence from sales of our product candidate. This is due to the numerous risks and uncertainties associated with developing product candidates, including:

•	the number of clinical sites included in the trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that ultimately participate in the trials;

•	the number of doses patients receive;

•	the duration of patient follow-up; and

•	the results of our clinical trials.

In addition, the probability of success for our products will depend on numerous factors, including competition, manufacturing capability and commercial viability. A change in the outcome of any of these variables with respect to the development of our product candidate would significantly change the costs, timing and viability associated with the development of the product candidate.

General and Administrative Expenses

Our general and administrative expenses are primarily related to salaries and other related costs, including share-based payments, personnel expenses for our executive, finance, corporate and business development and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters; professional fees for accounting, auditing, tax and consulting services; insurance costs; travel expenses; and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We anticipate that our general and administrative expenses will increase for the foreseeable future to support continued research and development activities as well as commercialization activities as we seek to advance our products candidate. We also anticipate that we will incur increased legal, accounting, tax, audit, compliance and board costs, as well as investor and public relations expenses costs associated with operating as a public company.

Finance income and expense

Finance income relates to interest earned on our bank accounts. Finance expense consists of interest expense and revaluation loss on our Convertible Loans, bank charges, and lease liabilities.

Foreign exchange differences, net

Foreign exchange differences, net relate to gains and losses from the settlement or translation of monetary assets and liabilities denominated in foreign currencies.

Taxation

We are subject to corporate taxation in Switzerland, Canada and the United States. As of December 31, 2021, we had usable tax loss carryforwards totaling $154.0 million ($59.3 million as of December 31, 2020). Because we are uncertain whether we will be able to realize taxable profits in the near future, we did not recognize any deferred tax assets.

Results of Operations

The following table summarizes our results of operations for the six months ended June 30, 2022 and 2021:

	Six months ended June 30,
	2022	2021	% Change
	(in thousands)
Revenue from contracts with customers	$25,879	$—	100%
Operating expenses:
Research and development expenses	(37,511)	(26,494)	42%
General and administrative expenses	(19,290)	(19,097)	1%

Operating loss	(30,922)	(45,591)	(32%)
Finance income	18	— *
Finance expense	(622)	(23)	2,604%
Foreign exchange differences, net	1,126	496	127%
Income taxes	(26)	—	*

Net Loss	$(30,426)	$(45,118)	(33%)

*	Not meaningful

Revenue from contracts with customers

Revenue from contracts with customers of $25.9 million for the six months ended June 30, 2022 relates the revenue recognized for the transfer of the right to the use of the apraglutide intellectual property in Japan of $24.6 million and for conducting development services of $1.3 million in relation to the Partnering Agreement with AKP.

Research and development expenses

Our research and development expenses increased by 42% to $37.5 million for the six months ended June 30, 2022, from $26.5 million for the six months ended June 30, 2021. The following table provides a breakdown of research and development expenses:

	Six months ended June 30,
	2022	2021
	(in thousands)
Employee expenses	$(8,233)	$(6,177)
Services expenses	(17,826)	(15,838)
Material expenses	(7,906)	(2,237)
License and IP expenses	(79)	(146)
Consulting expenses	(3,394)	(1,143)
Revaluation gain (loss) on contingent consideration liabilities	—	(860)
Depreciation and amortization expenses	(73)	(93)

Total research and development expenses	$(37,511)	$(26,494)

The increase of $11.0 million in research and development expenses was mainly caused by:

i)

Services, material, license and IP and consulting expenses driven by changes in clinical and manufacturing costs, which increased by $9.8 million year-over-year. During the year 2022, we further progressed the Phase 2 and Phase 3 clinical trials of apraglutide in SBS-IF and the Phase 2 proof-of-concept clinical trial of apraglutide for the treatment of GvHD. Also, during 2022, we incurred additional costs for the development of the CoMet platform for the development of small molecule programs targeting multiple inherited metabolic diseases, or IMDs. The increase in material expenses was driven by the costs related (a) to the scaling of our dual single syringe project, and (b) other technical and manufacturing activities to produce apraglutide to support the ongoing clinical trials.

ii)

Employee expenses increased by $2.1 million period-over-period. This was mainly driven by (a) the increase in payroll expense of $1.6 million from increased employee headcount and (b) the increase of the non-cash share-based payments of $0.5 million, from $3.2 million for the six months ended June 30, 2021 to $3.7 million for the six months ended June 30, 2022.

iii)

Revaluation loss on contingent consideration liabilities decreased by $0.9 million period-over-period. On November 25, 2021, an agreement was reached with the former GlyPharma shareholders and the third milestone payment under the GlyPharma Share Purchase Agreement was settled for $20.0 million, of which $10.0 million was paid in cash and $10.0 million paid through the issuance of ordinary shares, in full satisfaction of all remaining payment obligations.

General and Administrative Expenses

General and administrative expenses increased by 1% to $19.3 million for the six months ended June 30, 2022, up from $19.1 million for the six months ended June 30, 2021. The following table provides a breakdown of general and administrative expenses:

	Six months ended June 30,
	2022	2021
	(in thousands)
Employee expenses	$(9,318)	$(11,654)
Professional services expenses	(7,956)	(4,615)
Travel and meeting expenses	(304)	(17)
Facility expenses	(31)	(14)
Insurance and other charges expenses	(27)	(1)
Employee recruitment expenses	(160)	(1,071)
IT maintenance and support expenses	(835)	(448)
Capital tax and other non-income tax expenses	(78)	(826)
Depreciation and amortization expenses	(48)	(58)
Office and other administrative expenses	(533)	(393)

Total general and administrative expenses	$(19,290)	$(19,097)

The increase in general and administrative expenses of $0.2 million for the six months ended June 30, 2022 was mainly attributable to an increase in professional services expense partially offset with a decrease in employee expenses and employee recruitment expenses. The increase in professional services expense of $3.3 million was mainly due to corporate activities, including transaction fees related the Partnering Agreement with AKP. The decrease in employee expenses of $2.3 million was primarily caused by the decrease of the non-cash share-based payments of $2.9 million, from $8.6 million for the six months ended June 30, 2021 to $5.7 million for the six months ended June 30, 2022. This decrease was partially offset with the increase in the payroll expenses of $0.6 million driven by an increase in employee headcount. The decrease in employee recruitment expenses of $0.9 million was primarily caused by increased internal recruiting.

Finance expense

The following table provides a breakdown of finance expense for the six months ended June 30, 2022 and 2021:

	Six months ended June 30,
	2022	2021
	(in thousands)
Interest expense on lease liabilities	$(1)	$(1)
Kreos Loan facility fee expense	(556)	—
Other interest expenses and bank charges	(61)	(22)
Changes in fair value of warrant liabilities	(4)	—

Total finance expense	$(622)	$(23)

Kreos Loan facility fee expense. The Kreos Loan facility fee expenses relates to the transaction fees and the initial fair value of the warrants that has been apportioned between the amount expected to be utilized and the amount not expected to be utilized. The portion related to the compulsory drawdown is deferred until such drawdown, when it will be recognized as an expense, since the respective amount of loan will be measured at fair value through profit and loss. The remaining portion represents a payment for liquidity services, and thus, is initially capitalized and subsequently expensed over the facility period on a straight-line basis for an amount of $0.6 million for the six months ended June 30, 2022.

Foreign exchange differences, net

Total foreign exchange differences, net increased to a gain of $1.1 million for the six months ended June 30, 2022, from a gain of $0.5 million for the six months ended June 30, 2021. The net amount is mainly due to the increased fluctuation of the U.S. dollar against the Swiss franc, offset partially by decreased fluctuation of the U.S. dollar against the Japanese yen during 2022.

Liquidity and capital resources

Overview

Since the acquisition by THAG of the Apraglutide Business from GlyPharma in September 2018 to date, we have not generated a profit nor any revenue from product sales, excluding those related to the Partnering Agreement with AKP, and have incurred net losses and negative cash flows from our operations. We have financed our operations through sales of our equity and convertible loans. As of June 30, 2022, and December 31, 2021 we had cash and cash equivalents of $142.1 million and $102.7 million, respectively.

Cash Flows

The following table shows a summary of our cash flows for the six months ended June 30, 2022 and 2021:

	Six months ended June 30,
	2022	2021
Net cash used in operating activities	$(9,764)	$(36,983)
Net cash used in investing activities	(19)	(34)
Net cash provided by financing activities	49,292	141,491

Net increase in cash and cash equivalents	$39,509	$104,474

Operating Activities

Net cash used in operating activities was $9.8 million for the six months ended June 30, 2022, compared to $37 million for the year ended June 30, 2021. This decrease in net cash used in operating activities was the result of an increase in research and development activities and general and administrative activities undertaken during the six months ended June 30, 2022, primarily related to the increase in the research and development expenses of the Phase 3 clinical trials, personnel costs and corporate activities offset by the payments received in connection with the Partnering Agreement with AKP.

Investing Activities

Net cash used in investing activities was $19 thousand for the six months ended June 30, 2022, compared to $34 thousand for the six months ended June 30, 2021 and remain stable.

Financing Activities

Net cash provided by financing activities was $49.3 million for the six months ended June 30, 2022, compared to $141.5 million for the six months ended June 30, 2021. The net cash provided by financing activities for the six months ended June 30, 2022, relates to the offerings in June 2022 for aggregate gross proceeds of $54 million, partially offset by transaction costs related to capital increase and lease principal payments. The net cash provided by financing activities for the six months ended June 30, 2021, relates to the initial public offering in April 2021, partially offset by transaction costs related to capital increase and lease principal payments.

Contractual Obligations and Commitments

We expect that our existing cash and cash equivalents will be sufficient to enable us to fund our planned operating expenses and capital expenditure requirements through at least the next 12 months.

Our short-term material cash requirements as of June 30, 2022 are to fund our operations, consisting primarily of research and development expenditures related to our product candidates, and to a lesser extent, general and administrative expenditures. We have entered into contracts in the normal course of business with CROs and other third parties for clinical trials and preclinical research studies and testing. These contracts are generally cancelable by us upon prior notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancelable obligations of our services providers, up to the date of cancellation. The amount and timing of such payments are not known.

Our long-term material cash requirements as of June 30, 2022 include defined benefit pension plan obligations. Net liability arising from our defined benefit obligations amounted to $2.4 million as of June 30, 2022.

Pursuant to our existing licensing agreement with Ferring, we are required to pay a high single-digit royalty on worldwide annual net sales of GLP-2. No present obligation for the royalty payments exists until such sales are incurred. As the estimated amount and timing of the contingent payments are uncertain, we have not recognized any liabilities in the statement of financial position as of June 30, 2022.

As a result of the Comet acquisition described elsewhere in the consolidated and carve-out financial statements as of and for each of the years ended December 31, 2021, 2020 and 2019, we are required to pay up to $25.0 million based on the completion of several milestones related to successful development of the research programs within the Comet platform. As of June 30, 2022, we consider the probability for such milestones to be met as low. Accordingly, we have not recognized any liabilities in the statement of financial position as of June 30, 2022, related to these contingent payments, which will be recognized when the payment becomes probable.

On March 26, 2022, we entered into a note financing agreement, or the Loan, with Kreos Capital VI (UK) Limited, which was amended on October 12, 2022, as outlined above. On March 30, 2022, we entered into a partnering agreement, or the Partnering Agreement, with Asahi Kasei Pharma Corporation, or AKP.

Outstanding Debt

The following table shows our undiscounted outstanding debt as of the date indicated:

	June 30, 2022	December 31, 2021

	(in thousands)
Current borrowings	$(132)	$(134)
Non-current borrowings	(89)	(158)

Total outstanding debt	$(221)	$(292)

Current borrowings include the current portion of our lease liabilities. Non-current borrowings include the non-current portion of our lease liabilities. Short-term leases that meet the exception under IFRS 16 have been excluded from this table.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our equity and convertible loans. We have raised approximately $164 million in private financings from leading biotechnology investors. In addition, we have raised gross proceeds of approximately $188 million through public offerings of our ordinary shares.

We have experienced net losses and significant cash used in our operating activities. As of June 30, 2022, we had accumulated losses of $152.6 million, and for the six-months ended June 30, 2022, a loss of $30.4 million and net cash used in operating activities of $9.8 million. We expect to continue to incur net losses and to have significant cash outflows for at least the next 12 months.

We expect our expenses to increase in connection with our ongoing activities, particularly as we:

•

continue to invest in the clinical development of our current product candidate in connection with our global Phase 3 clinical trial of apraglutide for the treatment of the SBS-IF population, and additional related preclinical studies or clinical trials with our global Phase 2 clinical trial for the treatment of patients with gastrointestinal a GvHD disease, and trials needed for additional product candidates like the Comet platform;

•	hire additional research and development, and general and administrative personnel;

•	maintain, expand and protect our intellectual property portfolio;

•	identify and in-license or acquire additional product candidates; and

•	incur additional costs associated with operating as a public company.

In addition, if we obtain marketing approval for our product candidate, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of any future collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned preclinical studies and clinical trials for apraglutide and Comet platform;

•	the timing and amount of milestone and royalty payments we are required to make under the Comet Share Purchase Agreement and our license agreements;

•	the extent to which we in-license or acquire other product candidates and technologies;

•	the number and development requirements of other product candidates that we may pursue;

•	the costs, timing and outcome of regulatory review of our product candidate;

•	the costs associated with building out our operations in the United States and Switzerland;

•	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for our product candidate for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our product candidate for which we receive marketing approval;

•	our ability to establish strategic collaborations; and

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

As of June 30, 2022, we had cash and cash equivalents of $142.1 million. We are of the opinion that this cash position is sufficient to meet our ongoing operating requirements, recurring expenses, required capital expenditures and acquisition opportunities as they arise for at least the next 12 months.

Known Trends, Events and Uncertainties

We continue to closely monitor the ongoing COVID-19 pandemic. With respect to clinical development, our CROs have taken measures to utilize remote and virtual approaches, as necessary, including remote patient monitoring where possible, to maintain patient safety and trial continuity and to preserve trial integrity. We continue to work closely with our third-party manufacturers, distributors and other partners to manage our supply chain activities and mitigate potential disruptions to our clinical trial materials and supplies as a result of the ongoing COVID-19 pandemic. We currently expect to have adequate supply of clinical trial materials and supplies to support our current clinical trial activities. Overall, the impact of COVID-19 remains uncertain and ultimately depends on the length and severity of the pandemic, inclusive of the introduction of new strains of the virus; government actions taken in response; vaccination rates and effectiveness; the impact of vaccination requirements; extent of protection provided by prior viral infection; and the macroeconomic environment.

Additionally, the recent trends towards rising inflation may also materially adversely our business and corresponding financial position and cash flows. Inflationary factors, such as increases in the cost of our clinical trial materials and supplies, interest rates and overhead costs may adversely affect our operating results. Rising interest rates also present a recent challenge impacting the U.S. economy and could make it more difficult for us to obtain traditional financing on acceptable terms, if at all, in the future. Additionally, the general consensus among economists suggests that we should expect a higher recession risk to continue over the next year, which, together with the foregoing, could result in further economic uncertainty and volatility in the capital markets in the near term, and could negatively affect our operations. Furthermore, such economic conditions have produced downward pressure on share prices. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience increases in the near future (especially if inflation rates continue to rise) on our operating costs, including our labor costs and research and development costs, due to supply chain constraints, consequences associated with COVID-19 and the ongoing conflict between Russia and Ukraine, and employee availability and wage increases, which may result in additional stress on our working capital resources.